Exhibit 99.2

Alberta Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon
Toronto Stock Exchange

Re:	Dominion Diamond Corporation (the “Company”)
Report of Voting Results under NI51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Wednesday, July 16, 2014. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting and Management Proxy Circular dated June 2, 2014 (the “Proxy Circular”). The matters voted upon at the Meeting and the results of the voting were as follows:

1.           Election of Directors

CST Trust Company (“CST”) provided the Company with the Final Proxy Tabulation Report representing proxies received by CST in accordance with the Proxy Circular on the close of business on July 14, 2014. The Final Proxy Tabulation Report showed that 76.61% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Graham G. Clow	60,468,176	92.71	4,757,150	7.29
Robert A. Gannicott	59,604,436	91.38	5,620,890	8.62
Daniel Jarvis	60,265,527	92.40	4,959,799	7.60
Tom Kenny	60,468,276	92.71	4,757,050	7.29
Manuel Lino Silva de Sousa-Oliveira	60,413,045	92.62	4,812,281	7.38
Fiona Perrott-Humphrey	60,407,945	92.61	4,817,381	7.39
Chuck Strahl	60,416,366	92.63	4,808,960	7.37

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As a result of the foregoing, a vote by way of ballot was held at the Meeting, and each of the above-noted seven nominee directors were elected directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

2.           Appointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, KPMG, LLP, Chartered Accountants, were reappointed as the auditors of the Company to hold office until the next annual meeting of Shareholders at such remuneration as may be fixed by the directors and the directors of the Company were authorized to fix their remuneration.

3.           Shareholder Advisory Vote On Approach To Executive Compensation

By a resolution passed by a vote of the Shareholders held by way of ballot, the non-binding shareholder advisory vote on approach to executive compensation was approved. The Final Proxy Tabulation Report showed that 76.61% of the issued and shares of the Company were voted on this matter, the results of which are as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
58,623,894	89.88	6,601,432	10.12

4.           Advance Notice By-law

As noted in the Management Proxy Circular, the Board proposed the adoption of an Advance Notice Bylaw that was consistent with Canadian best practices and the published guidelines of the proxy advisory firms. Recent developments have led some institutional investors to raise concerns with the Company over certain provisions of these by-laws. Rather than create confusion by seeking to amend the by-law on short notice, the Company withdrew the proposed advance notice by-law from the agenda, which means that it was not implemented.

DATED this 16th day of July, 2014.

DOMINION DIAMOND CORPORATION

Lyle R. Hepburn, Corporate Secretary

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